
December 15, 2020

Todd Buxton
Chief Executive Officer
Alpha Investment Inc.
200 East Campus View Boulevard, Suite 200
Columbus, OH 43235

> **Re: Alpha Investment Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed March 18, 2020**
> **Form 10-Q for the Quarterly Period Ended September 30, 2020**
> **Filed November 23, 2020**
> **File No. 333-198772**

Dear Mr. Buxton:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2020

Item 1. Financial Statements
Notes to Condensed Financial Statements
Note 1 - Organization and Description of Business, page 9

1. Please address the following with respect to your 19% membership interest in Legacy Sand Group, LLC:

   • Please tell us whether Legacy Sand Group, LLC maintains a specific ownership account for each investor, and if so, explain to us how you considered the guidance of ASC Topic 323-30-S99 when concluding you were not required to apply the equity method of accounting with respect to your investment. Reference is also made to ASC Topic 323-30-35-3.

- Explain to us how you considered the need to provide financial statements of Legacy Sand Group LLC in accordance with Rule 8-04 of Regulation S-X. In your response, please elaborate on the nature of the business operations of Legacy Sands Group LLC, and tell us whether there have been any operations related to the contributed leasehold mining rights either prior to or after formation of the company.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Robert Telewicz, Accounting Branch Chief at (202) 551-3438 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Dale S. Bergman, Esq.